SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549
_______________

SCHEDULE 13D/A

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

Under the Securities Exchange Act of 1934
(Amendment No. 2)

Jack in the Box Inc.
(Name of Issuer)

Common Stock, $0.01 par value
(Title of Class of Securities)

466367109
(CUSIP Number)

Eleazer Klein, Esq. Marc Weingarten, Esq.
919 Third Avenue
New York, New York 10022
(212) 756-2000
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

October 29, 2018
(Date of Event which Requires
Filing of this Schedule)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

(Continued on following pages)

(Page 1 of 4 Pages)

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The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 466367109	SCHEDULE 13D/A	Page 2 of 4

1	NAME OF REPORTING PERSON JANA PARTNERS LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,831,007 Shares
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 1,831,007 Shares
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 1,831,007 Shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5) 6.7%
14	TYPE OF REPORTING PERSON IA

CUSIP No. 466367109	SCHEDULE 13D/A	Page 3 of 4

The following constitutes Amendment No. 2 to the Schedule 13D filed by the undersigned (“Amendment No. 2”). This Amendment No. 2 amends the Schedule 13D as specifically set forth herein.

Item 4.	PURPOSE OF TRANSACTION.

Item 4 of the Schedule 13D is hereby amended and supplemented as follows:

On October 29, 2018, the Issuer and JANA entered into a Cooperation Agreement (the “Cooperation Agreement”). Pursuant to the Cooperation Agreement, the Issuer and JANA will cooperate in good faith to agree upon two individuals recommended by JANA (each a “New Independent Director”) to be added to the Board of Directors of the Issuer (the “Board”) as further described below. The Issuer and JANA will cooperate to identify the New Independent Directors as promptly as practicable and in any event prior to January 8, 2019. One such New Independent Director may be a partner, employee or affiliate or associate of JANA or its affiliates (“JANA Director”). Subject to the conditions set forth in the Cooperation Agreement, as promptly as practicable after December 14, 2018 and in any event by January 8, 2019, the Issuer will take all necessary actions to increase the size of the Board from nine to 11 directors and appoint the New Independent Directors to fill the newly created vacancies. The Issuer will include each of the New Independent Directors in its slate of nominees recommended by the Board for election at the Issuer’s 2019 Annual Meeting of Stockholders and will otherwise support them for election in a manner no less rigorous and favorable than the manner in which the Issuer supports its other nominees in the aggregate.

Subject to the conditions set forth in the Cooperation Agreement, the Issuer must take the necessary steps to appoint one of the New Independent Directors to the Nominating & Governance Committee of the Board and one of the New Independent Directors to the Compensation Committee of the Board, in each case concurrently with such New Independent Director’s appointment to the Board.

JANA has also agreed that, during the Standstill Period (as defined in the Cooperation Agreement), it will vote all of its shares in favor of the re-election of all directors nominated by the Board and in accordance with the recommendation of the Board on any other proposals or other business that comes before any meeting of stockholders, except with respect to (1) a proposal relating to an Extraordinary Transaction, (2) implementation of takeover defenses, (3) amendments to the Issuer’s organizational documents that diminish stockholder rights or (4) new or amended compensation plans. The foregoing summary of the Cooperation Agreement is qualified in its entirety by reference to the full text of the Cooperation Agreement, copies of which are attached as Exhibit C to this Amendment No. 2 by reference to Exhibit 10.1 of the Issuer's Current Report on Form 8-K filed with the SEC on October 29, 2018 (the “October 29, 2018 Form 8-K”).

Item 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Item 6 of the Schedule 13D is hereby amended and supplemented as follows:

On October 29, 2018, the Issuer and the Reporting Person entered into the Cooperation Agreement. A copy of such agreement is attached as Exhibit C to this Amendment No. 2 and is incorporated by reference herein.

Item 7.	MATERIAL TO BE FILED AS EXHIBITS.

Item 7 of the Schedule 13D is hereby and amended and supplemented as follows:

Exhibit C:	Cooperation Agreement, dated October 29, 2018 (incorporated by reference to Exhibit 10.1 to the October 29, 2018 Form 8-K).

CUSIP No. 466367109	SCHEDULE 13D/A	Page 4 of 4

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 29, 2018

JANA PARTNERS LLC

By:	/s/ Jennifer Fanjiang
Name:	Jennifer Fanjiang
Title:	General Counsel